UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Eaton Vance Insured Florida Municipal Bond Fund (EIF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27828E102

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 27828E102

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  285,293

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  285,293

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

285,293

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

11.08%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Eaton Vance Insured Florida Municipal Bond Fund
c/o Eaton Vance Management
255 State Street
Boston, Massachusetts 02109
Attn: Frederick Marius, Secretary

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 285,293 shares of EIF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 11.08% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of EIF fit the investment guidelines for various Accounts. Shares have been acquired since May 12, 2006.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 285,293 shares or 11.08% of the outstanding shares. George W. Karpus presently owns 8,200 shares. Mr. Karpus purchased shares on August 20, 2007 at $12.73 (18,50 shares), August 30, 2007 at $12.95 (4,800 shares) and on October 22, 2007 at $13.45 (1,550 shares). Karpus Management, Inc. presently owns 800 shares. KMI purchased shares on July 18, 2007 at $13.68 (50 shares), July 19, 2007 at $13.75 (100 shares), July 23, 2007 at $13.81 (50 shares), July 24, 2007 at $13.73 (50 shares), July 26, 2007 at $13.61 (100 shares), August 30, 2007 at $12.95 (200 shares), October 16, 2007 at $13.60 (100 shares), August 17, 2007 at $13.57 (50 shares), October 19, 2007 at $13.67 (50 shares) and on October 22, 2007 at $13.45 (50 shares). Urbana Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.49%. Urbana Partners L.P. currently owns 21,810 shares of EIF. None of the other principals of KIM presently own shares of EIF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 9/26/2007  1,000   $13.51
 9/27/2007  3,366   $13.54
 10/10/2007  1,000   $13.55
 10/11/2007  1,000   $13.45
 10/12/2007  1,600   $13.55
 10/15/2007  5,000   $13.55
 10/16/2007  4,400   $13.60
 10/17/2007  900   $13.57
 10/18/2007  5,120   $13.59
 10/19/2007  1,400   $13.67
 10/22/2007  8,734   $13.45
 10/23/2007  600   $13.40
 10/24/2007  1,000   $13.50
 10/25/2007  10,100   $13.40
 10/29/2007  900   $13.30
 10/30/2007  1,200   $13.25
 10/31/2007  2,100   $13.20
 11/2/2007  4,100   $13.18
 11/5/2007  200   $13.14
 11/12/2007  400   $12.85
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the EIF securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of EIF for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Pursuant to concerns KIM currently has with the Fund, KIM sent a letter to the Fund on November 14, 2007. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice President
Date:   November 16, 2007

EXHIBIT 1
Letter to the Fund
Transmitted November 14, 2007

         November 14, 2007
The Board of Directors of:
 Eaton Vance Florida Municipal Income Trust; and
 Eaton Vance Insured Florida Municipal Bond Fund
The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109
c/o Frederick Marius, Secretary

Re: Eaton Vance Florida Municipal Income Trust (FEV); and
 Eaton Vance Insured Florida Municipal Bond Fund (EIF)

Mr. Marius:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), represents beneficial ownership of 469,984 shares, or 11.04%, of Eaton Vance Florida Municipal Income Trust ("FEV") and 285,293 shares, or 11.08%, of Eaton Vance Insured Florida Municipal Bond Fund ("EIF").

As you are aware, Florida repealed its intangible personal property tax effective January 1, 2007 and has no state income tax. As a result, municipal bonds issued by the state of Florida no longer provide a specific tax advantage to Florida residents, and there is no reason to maintain a Florida state specific bond fund. These funds do not offer shareholders the benefits of the funds' original objective, and shareholders should be given an opportunity to exit these funds without damage.

We believe the board has 3 options to consider:

1.) liquidate;
2.) merge with a national municipal bond open-end fund; or
3.) merge with a national municipal bond closed-end fund.

As the largest shareholder of these 2 funds, we are concerned with being exposed to a high concentration of Florida securities without realizing favorable tax treatment. Regarding Option 1, liquidating the fund would allow shareholders to exit the fund and diversify into a similar national municipal bond fund at net asset value. Alternatively, Option 2 would also allow dissenting shareholders an opportunity to reduce their exposure to Florida without damage. Lastly, Option 3 (and the least preferable), is to merge the funds into a similar national closed-end fund (EIM, EIV, EVN). While this option may increase liquidity and reduce expenses for the funds, we are concerned that it may create a disproportionate weighting of Florida bonds that could not be reduced in a timely and cost effective manner.

Thank you for your time and consideration. Please do not hesitate to contact me directly to discuss these matters.

Sincerely,

/s/
Sharon L. Thornton
Director of Investment Personnel and Senior Analyst